UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67740

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/1/2024** AND ENDING **9/30/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Oak Hills Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

121 NE 50th Street

(No. and Street)

Oklahoma City	**OK**	**73105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	**770-263-6003**	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC

(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy. 45, Suite 400	**The Woodlands**	**TX**	**77380**
(Address)	(City)	(State)	(Zip Code)
7/18/2006		**#2738**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oak Hills Securities, Inc., as of September 30th, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OAK HILLS SECURITIES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

AS OF AND FOR THE YEAR ENDED

SEPTEMBER 30, 2025

**TOGETHER WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oak Hills Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Oak Hills Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Hills Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Hills Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Oak Hills Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Hills Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital And Aggregate Indebtedness Pursuant To SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as Oak Hills Securities, Inc.'s auditor since 2023
The Woodlands, TX
December 29, 2025
(except for Note 2 and Note 7 regarding the addition of the recently adopted accounting pronouncement, Segment Reporting, as to which the date is January 26, 2026)

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2025

Assets	
Cash	$ 325,915
Prepaid and other assets	16,228
Total current assets	$ 342,143
Liabilities and Shareholder's Equity	
Accounts payable (and total current liabilities)	$ 10,546
Shareholder's equity:	
Common stock, $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in-capital	43,999
Retained earnings	287,597
Total shareholder's equity	331,597
Total liabilities and shareholder's equity	$ 342,143

The accompanying notes are an integral part of these financial statements.

OAK HILLS SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year ended September 30, 2025

Revenue	
Success fees	$ 2,636,480
Success fees - related parties	509,250
Placement agent fees	50,000
Total revenue	3,195,730
Expenses	
Commissions	2,807,112
Commissions - related party	108,688
Regulatory and compliance	148,108
Professional services	116,096
General and administrative	82,087
Occupancy - related party	5,400
Management fee - related party	1,800
Total expenses	3,269,291
Net loss	$ (73,561)

OAK HILLS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year ended September 30, 2025

	Common Stock		Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
	Shares	Amount			
Balance, September 30, 2024	100	$ 1	$ 43,999	$ 361,158	$ 405,158
Net loss	-	-	-	(73,561)	(73,561)
Balance, September 30, 2025	100	$ 1	$ 43,999	$ 287,597	$ 331,597

OAK HILLS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year ended September 30, 2025

Cash Flows from Operating Activities		
Net loss	$	(73,561)
Adjustments to reconcile net income to net cash used in operating activities:		
Accounts receivable		226,000
Prepaid and other assets		5,127
Commissions payable		(1,101,036)
Accounts payable		(27,440)
Net cash used in operating activities		(970,910)
Net decrease in cash and cash equivalents		(970,910)
Cash, beginning of period		1,296,825
Cash, end of period	$	325,915

OAK HILLS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2025

Note 1 – Nature of Business

Organization

Oak Hills Securities, Inc. (the Company), a Subchapter S corporation, was incorporated in the state of Oklahoma on November 21, 2006, and has a single shareholder. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

At September 30, 2025, cash consisted solely of U.S. dollar deposits held with banks; the Company held no cash equivalents. All cash balances were fully insured under Federal Deposit Insurance Corporation (FDIC) coverage limits.

Use of estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, under U.S. GAAP. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

Revenue recognition is determined using the following steps:

1. Identify the contract(s) with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) each performance obligation is satisfied.

The Company considers estimates and variable consideration when determining the transaction price. This includes estimates related to the collectability of success fees and adjustments for potential refunds or credits. Changes in the scope or price of a contract are considered contract modifications. Any modifications are evaluated for their impact on revenue recognition, and adjustments are made accordingly. The Company identifies performance obligations in its contracts based on the nature of services provided to clients. Performance obligations primarily consist of executing transactions, providing investment advice, and related services.

Success fees

Success fees are recognized when the Company has fulfilled its performance obligations and the criteria for revenue recognition under ASC 606 are met. Success fees are typically contingent on the successful completion of a transaction or achievement of a specific milestone as defined in the Company's contract with its clients. Revenue recognition occurs at the point in time when the transaction or milestone is achieved and the Company has no further obligations affecting the amount of consideration to which it is entitled.

Placement agent fees

Placement agent fees are recognized when the Company satisfies its performance obligations in accordance with ASC 606. These fees are generally earned for facilitating the placement of securities or capital with investors, as defined in the Company's contract with the client.

The Company's performance obligation is typically satisfied at a point in time, which occurs when the capital raise or securities placement is successfully completed and the Company has no further obligations that would affect the amount of consideration to which it is entitled. At that point, the criteria for revenue recognition under ASC 606 are met, and the related fee is recognized as revenue.

Fair value measurements

The carrying amounts of the Company's financial instruments, which include current assets and current liabilities, approximate their fair values due to their short maturities.

Income taxes

The financial statements do not include a provision for federal income taxes because the Company has elected to be treated as a pass-through entity for federal income tax purposes and, as such, is not subject to federal income taxes. Rather, all items of taxable income, deductions, and tax credits are passed through to the sole owner and reported on the owner's individual income tax return. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required

to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal income taxes and the Company has no other tax positions which must be considered for disclosure.

<u>Recently adopted accounting pronouncements</u>

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for public entities for fiscal years beginning after December 15, 2023. The Company adopted this guidance for the Company's fiscal year ended September 30, 2025.

<u>Subsequent events</u>

Management has evaluated events through December 29, 2025 the date the financial statements were available to be issued. No subsequent events were identified that require recognition of disclosure in the financial statements.

Note 3 – Net Capital Requirements

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the Rule. At September 30, 2025, the Company's net capital and required net capital were $315,369 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was approximately 2.50%, which is well below the maximum ratio of 15 to 1 permitted under the SEC Uniform Net Capital Rule (Rule 15c3-1).

Note 4 – Related Party Transactions

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale) which is 100% controlled by the sole shareholder of the Company.

Additionally, through common ownership, the Company is affiliated with several entities (the CNG Entities) that provided success fee revenue to the Company during the year ended September 30, 2025, as follows:

- CNG Dickson-Ringling
- CNG 2023 Vehicles II
- CNG 2023 Vehicles III
- CNG 2023 Vehicles IV
- CNG 2023 Stations
- CNG 2024 Stations I
- CNG 2024 Stations II
- CNG 2024 Habitat Station
- CNG 2024 Vehicles
- CNG APS Station, LLC

The Company's sole shareholder owns less than 5% of any of the CNG Entities. The CNG Entities provided $509,250 in success fees during the year, which represents 16 % of total revenue recorded for the year ended September 30, 2025.

The Company leases office space from Avondale under an operating lease, with a term of 12 months, effective through June 30, 2026, for $450 per month. The occupancy expense incurred for the year ended September 30, 2025, pursuant to the terms of the lease was $5,400. Minimum future lease payments on this lease totals $4,050.

During the year ended September 30, 2025, the Company paid commissions of $108,688 to its sole shareholder.

Note 5 – Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management

The Company maintains various forms of insurance that management believes are adequate to reduce exposure to these risks to an acceptable level.

Regulatory enforcement matter

From September 2019 through June 2024, the Company acted as the exclusive placement agent in multiple private placement offerings. During this period, the Company did not properly terminate certain offerings or promptly return investor funds when minimum offering contingencies were not met. In addition, for certain offerings, investor funds were not held in escrow as required, and required filings with the Financial Industry Regulatory Authority were not made on a timely basis.

As a result of these matters, the Company was censured and fined $125,000 by regulators. The fine was paid by the Company during the year ended September 30, 2025, and is recognized as regulatory and compliance expense in the accompanying statement of operations.

Note 6 – Concentrations

For the year ended September 30, 2025, approximately 88% of the Company's revenue was derived from four customers, and approximately 58% of commission expenses were earned by a single individual. At September 30, 2025, 100% of the Company's accounts receivable balance was due from one customer.

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of business activities involving the private placement of securities, including private equities, corporate debt and tax credit direct participation programs. The Company has identified its chief executive officer as the chief operating decision maker (CODM), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTAL SCHEDULES

SCHEDULE I

**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

For the Year ended September 30, 2025

Computation of Net Capital

Total shareholder's equity	$ 331,597
Deductions:	
Nonallowable assets	(16,228)
Net capital	315,369

Computation of Basic Net Capital Requirement

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 703
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000

Computation of Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 10,546
Net capital in excess of minimum requirement	$ 310,369
Percentage of aggregate indebtedness to net capital	3.34%

Note: There are no material differences between the above computation and the computation of net capital under Rule 15c3-1 as of September 30, 2025 as reported by Oak Hills Securities, Inc. on December 29, 2025 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

OAK HILLS SECURITIES, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of September 30, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

SCHEDULE IlI

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of September 30, 2025

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Oak Hills Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oak Hills Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 , and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Oak Hills Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Hills Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
December 29, 2025

OAK HILLS SECURITIES, INC.
EXEMPTION REPORT
YEAR ENDED SEPTEMBER 30, 2025

Oak Hills Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R, §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Donald Dillingham, swear that, to the best knowledge and belief, the Exemption Report is true and correct.

Donald Dillingham, President
Oak Hills Securities, Inc.